Paul Hastings LLP

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San Francisco, CA 94111

telephone (415) 856-7000

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www.paulhastings.com

January 26, 2024

VIA EDGAR CORRESPONDENCE

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re: TCW Direct Lending VIII LLC - File No. 814-01420

Ladies and Gentlemen:

On behalf of TCW Direct Lending VIII LLC (the “Registrant”), we hereby respond to the oral comments provided on January 23, 2023 to the undersigned by Ms. Valerie J. Lithotomos of the staff (the “Staff”) of the Securities and Exchange Commission with respect to the Registrant’s preliminary proxy soliciting materials, which contained disclosure with respect to the consent solicitation of unitholders of the Registrant with respect.

The Registrant’s responses to those comments are provided below. We have restated the substance of those comments to the best of our understanding. Capitalized terms have the same meanings as in the proxy statement, unless otherwise indicated. We have consulted with the Registrant in preparing and submitting this response letter.

The Registrant also acknowledges the Staff’s standard disclaimer as expressed as part of the oral comments.

1.	Comment: Please add disclosure with respect to the considerations of the board of the Registrant in authorizing this consent solicitation, as required by Item 20 of Schedule 14A.

Response: Comment accepted. The Registrant will add that disclosure to the definitive materials.

2.	Comment: Please confirm that the business relationships described in these soliciting materials address the requirements of Item 5(a) of Schedule 14A.

Response: Comment acknowledged. The Registrant hereby confirms that the disclosure already provided under the heading “CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS” and “Relationships with the Adviser and Potential Conflicts of Interest” fully addresses that disclosure requirement.

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Please contact the undersigned at (415) 856-7007 with comments and questions.

Very truly yours,

/s/ David A. Hearth

David A. Hearth

for PAUL HASTINGS LLP

cc: TCW Investment Management Company LLC

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